Exhibit (d)(20)

Form of

Amendment to

Investment Advisory Contract

between

Marshall Funds Inc.

and M&I Investment Management Corp.

This Amendment to the Investment Advisory Contract between Marshall Funds, Inc. (the “Corporation”) and M&I Investment Management Corp. (the “Adviser”) is made and entered into as of             ,         .

WHEREAS, the Adviser implemented a breakpoint schedule to its advisory fees payable by certain portfolios of the Corporation effective September 1, 2007; and

WHEREAS, the Adviser has determined to revise the breakpoint schedule for such portfolios effective November 1, 2007 and             , 2010.

Effective November 1, 2007, the following breakpoint schedule for the investment advisory fee payable to the Adviser shall take effect with respect to the portfolios listed below:

	Annual Investment Advisory Fee as a Percentage of Each Portfolio’s Aggregate Daily Net Assets
Portfolio	on the first $500 million	on the next $200 million	on the next $100 million	in excess of $800 million
Large-Cap Value Fund	0.75%	0.74%	0.70%	0.65%
Large-Cap Growth Fund	0.75	0.74	0.70	0.65
Mid-Cap Value Fund	0.75	0.74	0.70	0.65
Mid-Cap Growth Fund	0.75	0.74	0.70	0.65
International Stock Fund	1.00	0.99	0.95	0.90
Aggregate Bond Fund	0.40	0.39	0.30	0.25
Government Income Fund	0.40	0.39	0.30	0.25
Short-Intermediate Bond Fund	0.40	0.39	0.30	0.25
Short-Term Income Fund	0.20	0.19	0.10	0.10

Effective             ,             , the following breakpoint schedule for the investment advisory fee payable to the Adviser shall take effect with respect to the portfolio listed below:

	Annual Investment Advisory Fee as a Percentage of Portfolio’s Aggregate Daily Net Assets
Portfolio	on the first $500 million	on the next $200 million	on the next $100 million	in excess of $800 million
Intermediate Tax-Free Fund	0.30%	0.29%	0.20%	0.15%

Marshall Funds, Inc.

By:
Name:
Title:

M&I Investment Management Corp.

By:
Name:
Title: